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September 28, 2015

CONFIDENTIAL SUBMISSION VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Paul Dudek, Chief, Office of International Corporate Finance

Re:         China Rapid Finance Limited

                Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of China Rapid Finance Limited, a Cayman Islands exempted company with limited liability (the “Company”), we are submitting the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) for confidential non-public review by the staff of the Securities and Exchange Commission pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Company qualifies as an emerging growth company, as defined in Section 2(a)(19) of the Securities Act. The Registration Statement relates to the initial public offering of the Company’s American depositary shares.

If you have any questions concerning the foregoing, or if you require additional information, please do not hesitate to contact me at (650) 838-3753.

Very truly yours,

/s/ Alan Seem
Alan Seem

cc:         Dr. Zane Wang, Chief Executive Officer, China Rapid Finance Limited

              Li-Fu Chen, General Counsel, China Rapid Finance Limited

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